                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                              (Amendment No. ___)(1)

                          GLOBAL CAPITAL PARTNERS, INC.
                                (Name of Issuer)

                     Common Stock, $.05 Par Value per Share
                         (Title of Class of Securities)

                                   276052 10 7
                                 (CUSIP Number)

                              Martin A. Sumichrast
                          Global Capital Partners, Inc.
                         6000 Fairview Road, Suite 1410
                         Charlotte, North Carolina 28210

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 31, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-(b) for other parties to whom copies are to be sent.

                                                 (Continued on following pages)

                               (Page 1 of 8 Pages)

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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 276052 10 7             13D            Page 2 of 7 Pages
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1             NAME OF FILERS
              S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Belle Holdings, Inc.
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                     (b) |_|
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3             SEC USE ONLY

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4             SOURCE OF FUNDS
              WC

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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS              |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6             CITIZENSHIP OR PLACE OF ORGANIZATION
              State of Nevada

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                          7           SOLE VOTING POWER
                                      740,000 shares of Common Stock


                           -----------------------------------------------------
 NUMBER OF SHARES         8           SHARED VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON     -----------------------------------------------------
       WITH               9           SOLE DISPOSITIVE POWER
                                      740,000 shares of Common Stock

                           -----------------------------------------------------
                         10           SHARED DISPOSITIVE POWER

------------- ------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 740,000 shares of Common Stock

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12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                  |_|
              (11) EXCLUDES CERTAIN SHARES

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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.1% shares of Common Stock, based on 10,430,839 shares of Common Stock issued and outstanding at June 28, 2000. See Item 5 herein.

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14            TYPE OF REPORTING PERSON
              CO

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CUSIP No. 276052 10 7                      13D            Page 3 of 7 Pages
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------------- ------------------------------------------------------------------
1             NAME OF FILERS
              S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Martin A. Sumichrast

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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|
                                                                 (b) |_|
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3             SEC USE ONLY

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4             SOURCE OF FUNDS
              PF

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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America

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                         7           SOLE VOTING POWER
                                     465,000 shares of Common Stock  (includes
                                     75,000 shares of presently   exercisable
                                     options to acquire these shares of
                                     Common  Stock at $4.50 per share  and
                                     150,000  shares of presently exercisable
                                     warrants to acquire these shares
                                     of Common Stock at $7.00 per share)
  NUMBER OF SHARES       -------------------------------------------------------
BENEFICIALLY OWNED BY    8           SHARED VOTING POWER
EACH REPORTING PERSON                1,205,000  shares of Common Stock
        WITH                         (includes 740,000  shares  of  Common
                                     Stock of which Belle Holdings is the direct beneficial owner)

                         -------------------------------------------------------
                         9          SOLE DISPOSITIVE POWER
                                    465,000 shares of Common Stock  (includes
                                    75,000 shares of presently exercisable
                                    options to acquire these shares of Common
                                    Stock at $4.50 per share and 150,000 shares
                                    of presently exercisable warrants to acquire
                                    these shares of Common Stock at $7.00 per
                                    share)
                         -------------------------------------------------------
                         10         SHARED DISPOSITIVE POWER
                                    1,205,000  shares of Common Stock  (includes
                                    740,000  shares  of  Common  Stock  of which
                                    Belle  Holdings  is  the  direct  beneficial
                                    owner)
------------- ------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,205,000 shares of Common Stock
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                  |_|
              (11) EXCLUDES CERTAIN SHARES
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              11.6% shares of Common Stock, based on 10,430,839 shares of Common Stock issued and outstanding at June 28, 2000. See Item 5 herein.
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              IN
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ITEM 1.   SECURITY AND COMPANY.

         This statement relates to shares of common stock, $.05 par value (the "Common Stock"), of Global Capital Partners, Inc., a Delaware corporation having its principal executive offices at 6000 Fairview Road, Suite 1410, Charlotte, North Carolina 28210 (the "Company"). This statement also relates to options to acquire the Common Stock of the Company and warrants to acquire the Common Stock of the Company.

         The Company changed its name from Eastbrokers International Incorporated International ("Eastbrokers") to Global Capital Partners, Inc. in February 2000. Accordingly, any reference in this Schedule 13D to Eastbrokers International Incorporated means the Company.

ITEM 2.   IDENTITY AND BACKGROUND.

         The names of the persons filing this statement are Belle Holdings, Inc. and Martin A. Sumichrast.

         (a) The names of the persons filing this statement are Belle Holdings, Inc. ("Belle Holdings") and Martin A. Sumichrast ("Mr. Sumichrast," together with Bell Holdings, the "Filers").

         (b) The address of the Filers is 6000 Fairview Road, Suite 1410 Charlotte, North Carolina 28210.

         (c) Mr. Sumichrast is the sole director, officer and shareholder of Belle Holdings, which is located at 6000 Fairview Road, Suite 1410 Charlotte, North Carolina 28210.

         (d)      During  the  last  five  years,  none of the  Filers  has been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdeameanors).

         (e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the Filers who are natural persons are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Belle Holdings used $4,000,000 gained from the Convertible Note Due December 31, 2004 (the "Convertible Note") (see Item 6 and Exhibit 99.7) to purchase 2,000,000 shares of 10% Convertible Preferred Stock, Series A (the "Preferred Stock") of the Company and 700,000 Common Stock Purchase Warrants (the "Warrants") (see Item 6 and Exhibit 99.3), 490,000 of which Belle Holdings sold to Corona Corp. ("Corona").

         Pursuant to the terms of the Convertible Note (see Item 6 and Exhibit 99.7), Corona converted 1,400,000 of the Convertible Note to 1,400,000 shares of the Preferred Stock of the Company. Upon conversion, Belle Holdings had 600,000 shares of the Preferred Stock of the Company which was subsequently converted into 600,000 shares of the Common Stock of the Company.

         Pursuant to the terms of the Warrant (see Item 6 and Exhibit 99.3), Belle Holdings exercised the Warrant and purchased 210,000 shares of the Common Stock of the Company.

         Pursuant to the Investment and Stock Purchase Agreement, dated as of November 10, 1999 and amended on March 31, 2000 (the "Investment and Stock Agreement"), Belle Holdings sold 70,000 shares of Common Stock of the Company to Corona in consideration for the immediate exercise and conversion of Corona's entire allotment of Warrants and the Preferred Stock of the Company.

ITEM 4.   PURPOSE OF TRANSACTION.

         The securities of the Company referenced herein were acquired for investment purposes.

         While the Filers (and their affiliates) have no present plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Company, the investments in the Company by the Filers (and their affiliates) will be periodically reviewed and at any time the amount of such investments may be increased, through open market purchases or otherwise, or decreased. Except as otherwise set forth in the Schedule 13D to which this Amendment relates, the Filers (and their affiliates) do not at the present time have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

Belle Holdings

         As of the date hereof, Belle Holdings is the direct beneficial owner of 740,000 shares of Common Stock of the Company, over which it has sole voting power and sole power to dispose. This number represents 7.1% of the issued and outstanding shares of Common Stock of the Company, based on 10,430,839 shares issued and outstanding at June 28, 2000.

Mr. Sumichrast

         As of the date hereof, Mr. Sumichrast is the direct beneficial owner of 465,000 shares of Common Stock of the Company over which he has the sole power to direct the vote and to dispose of such shares. This number represents 4.5% of the issued and outstanding shares of Common Stock of the Company, based on 10,430,839 shares issued and outstanding at June 28, 2000. Said 465,000 shares include 75,000 shares issuable upon the exercise of presently exercisable options to acquire these shares at $4.50 per share and 150,000 shares issuable upon the exercise of presently exercisable warrants to acquire these shares at $7.00 per share.

         As the sole director, officer and shareholder of Belle Holdings, Mr. Sumichrast is an indirect beneficial owner of 740,000 shares of Common Stock of the Company of which Belle Holdings is the direct beneficial owner and has the power to direct the vote and to dispose of such shares. This number represents 7.1% of the issued and outstanding shares of Common Stock of the Company, based on 10,430,839 shares issued and outstanding at June 28, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         On November 9, 1999, Belle Holdings entered into a Stock Purchase Agreement with Eastbrokers (a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference in response to this Item 6) pursuant to which Belle Holdings purchased 1,000,000 shares of 10% Convertible Redeemable Preferred Stock, Series A (as defined in the Stock Purchase Agreement and herein after referred to as "Preferred Stock") of Eastbrokers and a warrant (as described in the immediately following paragraph) for an aggregate purchase price of $2,105,000. The Stock Purchase Agreement grants Belle Holdings and option to purchase an additional 1,000,000 shares of Preferred Stock for $2.00 per share. As amended on April 17, 2000, the Stock Purchase Agreement provided for the purchase of a warrant to purchase up to 1,500,000 shares of the Common Stock of the Company at an exercise price of $5.50 per share. In exchange for such warrants, Belle Holdings issued to the Company a promissory note in the amount of $375,000.

         On November 9, 1999, Belle Holdings entered into a Warrant Agreement with Eastbrokers (a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference in response to this Item 6) pursuant to which Belle Holdings purchased a warrant to purchase up to 700,000 shares of the Common Stock of the Company at any time and from time to time at an exercise price of $2.85 per share.

         Pursuant to Warrant Certificate No. 1 (a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference in response to this
Item 6), Belle Holdings has the right to purchase up to 490,000 shares of the Common Stock of Eastbrokers at an exercise price of $2.85. Warrant Certificate No. 1 is exercisable immediately and expires on November 9, 2004.

         Pursuant to Warrant Certificate No. 2 (a copy of which is attached hereto as Exhibit 99.5 and incorporated herein by reference in response to this
Item 6), Belle Holdings has the right to purchase up to 210,000 shares of Common Stock at an exercise price of $2.85. Warrant Certificate No. 2 is exercisable immediately and expires on November 9, 2004.

         On January 10, 2000, Belle Holdings partially exercised its option to purchase additional shares of Preferred Stock by paying $200,000 for an additional 100,000 shares of Preferred Stock.

         On November 10, 1999, Belle Holdings entered into an Investment and Stock Purchase Agreement with Corona (a copy of which is attached hereto as Exhibit 99.6 and incorporated herein by reference in response to this Item 6) pursuant to which Belle Holdings sold a $2,000,000 Convertible Note (as described below), warrants to purchase 490,000 shares of Common Stock of the Company at an exercise price of $2.85 per share, and other Securities (as defined in the Investment and Stock Purchase Agreement) for an aggregate amount of $2,000,000. Corona purchased on January 10, 2000 an additional $200,000 of Convertible Note from Belle Holdings for $200,000. On March 31, 2000, the Investment and Stock Purchase Agreement was amended to provide for the sale of an additional $1,800,000 Convertible Note and 70,000 shares of the Common Stock of the Company in consideration for the immediate exercise, by Corona, of a warrant to purchase 490,000 shares of Common Stock and the immediate conversion of 1,400,000 shares of Preferred Stock into 1,400,000 shares of Common Stock.

         On April 17, 2000, Corona purchased from Belle Holdings a warrant to purchase 900,000 shares of Common Stock at an exercise price of $5.50 per share. In consideration for such warrants, Corona issued to Belle Holdings a promissory note in the amount of $225,000.

         Pursuant to the Convertible Note (a copy of which is attached hereto as Exhibit 99.7 and incorporated herein by reference in response to this Item 6) executed on November 10, 1999, in reliance on the Stock Purchase Agreement, Belle Holdings promises to pay Corona the aggregate principal balance of loans made by Corona to Belle Holdings of up to $4,000,000. The Convertible Note may be converted, at any time, into 0.35 shares of Preferred Stock per $1.00 of outstanding principal of the Convertible Note. The principal of the Convertible Note will decrease in proportion to the amount of principal converted into Preferred Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                  99.1. Joint Filing Agreement, dated June 30, 2000, by and among Belle Holdings and Mr. Sumichrast.

                  99.2. Stock Purchase Agreement, by and among Eastbrokers and Belle Holdings, dated as of November 9, 1999, and amendment thereto.

                  99.3.  Warrant  Agreement,   between   Eastbrokers  and  Belle
Holdings, dated as of November 9, 1999.

                  99.4. Common Stock Purchase Warrant Certificate No. 1, dated November 9, 1999.

                  99.5. Common Stock Purchase Warrant Certificate No. 2, dated November 9, 1999.

                  99.6. Investment and Stock Purchase Agreement dated as of November 10, 1999, by and between Belle Holdings and Corona, and amendments thereto.

                  99.7. Convertible Note Due December 31, 2004, by and between Belle Holdings and Corona, dated November 10, 1999.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 30, 2000                 BELLE HOLDINGS, INC.



                   By:           /s/ Martin A. Sumichrast
                   ------------------------------------------------------
                                     Martin A. Sumichrast
                            Sole Director, Officer and Stockholder


                                   /s/ Martin A. Sumichrast
                   ------------------------------------------------------
                                     Martin A. Sumichrast

                                INDEX TO EXHIBITS


      EXHIBIT NO.                              DESCRIPTION
      -----------                              -----------

       (99.1) Joint Filing Agreement, dated June 30, 2000, by and among Belle Holdings and Mr. Sumichrast.

       (99.2) Stock Purchase Agreement, by and among Eastbrokers and Belle Holdings, dated as of November 9, 1999, and amendment thereto.

       (99.3) Warrant Agreement, between Eastbrokers and Belle Holdings, dated as of November 9, 1999.

       (99.4) Common Stock Purchase Warrant Certificate No. 1, dated November 9, 1999.

       (99.5) Common Stock Purchase Warrant Certificate No. 2, dated November 9, 1999.

       (99.6) Investment and Stock Purchase Agreement dated as of November 10, 1999, by and between Belle Holdings and Corona, and amendments thereto.

       (99.7) Convertible Note Due December 31, 2004, by and between Belle Holdings and Corona, dated November 10, 1999.